Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF

2023 FIRST EXTRAORDINARY GENERAL MEETING

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The 2023 first extraordinary general meeting of the Company (the “EGM”) was held at 9:00 a.m. on Friday, 19 May 2023 at the No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and was chaired and presided over by Mr. Ma Xu Lun, the Chairman of the Company. Save for independent non-executive Director Mr. Liu Chang Le who did not attend the EGM due to other business arrangement, other Directors and supervisors of the Company attended the EGM. Some members of the senior management of the Company also attended the EGM. None of the resolutions proposed at the EGM was vetoed or amended.

The total number of shares (the “Shares”) of the Company entitling the holders to attend and vote for or against the resolutions proposed at the EGM was 18,120,898,542 Shares. 117 shareholders of the Company (the “Shareholders”) and authorized proxies holding an aggregate of 13,887,768,021 Shares carrying voting rights, representing approximately 76.64% of the total number of voting Shares of the Company, were present at the EGM.

Number of Shareholders and authorized proxies attending the EGM	117
Of which: number of holders of A shares of the Company (the “A Shareholders”)	114
number of holders of H shares of the Company (the “H Shareholders”)	3
Total number of voting Shares held (Shares)	13,887,768,021
Of which: total number of Shares held by A Shareholders	10,449,780,363
total number of Shares held by H Shareholders	3,437,987,658
Percentage of the total number of voting Shares of the Company (%)	76.64
Of which: percentage of total number of Shares held by A Shareholders (%)	57.67
percentage of total number of Shares held by H Shareholders (%)	18.97

No Shareholder was required to abstain from voting on the resolutions at the EGM pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). There were no Shareholders who were entitled to attend but were required to abstain from voting in favor of the resolutions at the EGM pursuant to Rule 13.40 of the Listing Rules.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Special Resolutions

1.	Resolution: Resolution regarding the Plan on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,800	0.0002	100	0.0001
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,800	0.0002	6,834,100	0.0493

2.	Resolution: Resolution regarding the Proposal on the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,800	0.0002	100	0.0001
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,800	0.0002	6,834,100	0.0493

3.

Resolution: Resolution regarding the Explanation of Compliance of the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange with the Requirements of Relevant Laws and Regulations

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,800	0.0002	100	0.0001
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,800	0.0002	6,834,100	0.0493

4.

Resolution: Resolution regarding the Spin-off and Listing of the Company’s Subsidiary China Southern Air Logistics Company Limited on the Main Board of the Shanghai Stock Exchange which is Beneficial to the Safeguarding of the Legitimate Rights and Interests of Shareholders and Creditors

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,800	0.0002	100	0.0001
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,800	0.0002	6,834,100	0.0493

5.	Resolution: Resolution regarding the Maintenance of Independence and Sustainable Operation Capability of the Company

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,800	0.0002	100	0.0001
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,800	0.0002	6,834,100	0.0493

6.	Resolution: Resolution regarding the Capability of China Southern Air Logistics Company Limited to Implement Regulated Operation

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,800	0.0002	100	0.0001
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,800	0.0002	6,834,100	0.0493

7.	Resolution: Resolution regarding the Explanation of the Completeness and Compliance Conforming to Statutory Procedures of the Spin-off and Listing and the Validity of Legal Documents Submitted

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,800	0.0002	100	0.0001
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,800	0.0002	6,834,100	0.0493

8.	Resolution: Resolution regarding the Analysis on the Background and Objectives, Commercial Reasonableness, Necessity and Feasibility of the Spin-off and Listing

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,800	0.0002	100	0.0001
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,800	0.0002	6,834,100	0.0493

9.	Resolution: Resolution regarding the Authorisation by the General Meeting to the Board and its Authorised Persons to Deal with Matters Relating to the Spin-off and Listing

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,751,463	99.9997	28,900	0.0003	0	0.0000
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,905,121	99.9505	28,900	0.0002	6,834,000	0.0493

Ordinary Resolution

10.	Resolution: Resolution regarding the Unrecovered Losses Amounting to One-third of the Total Paid-up Share Capital

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,745,163	99.9996	35,100	0.0003	100	0.0001
H Shares	3,428,100,588	99.7124	0	0.0000	9,887,070	0.2876
Total	13,877,845,751	99.9285	35,100	0.0002	9,887,170	0.0713

Special Resolution

11.	Resolution: Resolution regarding the Proposed Amendments to the Articles of Association

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,449,745,163	99.9996	28,900	0.0002	6,300	0.0002
H Shares	3,431,153,658	99.8012	0	0.0000	6,834,000	0.1988
Total	13,880,898,821	99.9505	28,900	0.0002	6,840,300	0.0493

More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 9 and resolution No. 11 at the EGM. More than 50% of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolution No. 10 at the EGM.

According to the requirements of the Listing Rules, KPMG was appointed as the scrutineer in respect of voting at the EGM. (Note)

Lv Hui and Huang Kuangchun, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the EGM and issued legal opinion stating that the convening, holding and voting procedures of the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ General Meetings of a Listed Company and other relevant laws, regulations and normative documents, and the articles of association of the Company, and that the eligibility of the persons who attended or were present at the EGM and the convener are lawful and valid, and that voting results of the EGM and the resolutions passed at the EGM are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

19 May 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.